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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                           -------------------------

                              MEASUREX CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          HONEYWELL ACQUISITION CORP.
                                 HONEYWELL INC.
                                   (BIDDERS)
                           -------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                           -------------------------

                                  583432 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                           -------------------------

                            EDWARD D. GRAYSON, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 HONEYWELL INC.
                                HONEYWELL PLAZA
                          MINNEAPOLIS, MINNESOTA 55408
                                 (612) 951-1000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                           -------------------------

                                    COPY TO:
                            DAVID J. FRIEDMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

                           CALCULATION OF FILING FEE

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                                                                      AMOUNT OF
                   TRANSACTION VALUATION*                             FILING FEE
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$618,328,025                                                           $123,666
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

* For purposes of calculating fee only. This amount assumes the purchase of 16,150,375 shares of common stock of Measurex Corporation which are outstanding and 1,516,140 shares of common stock of Measurex Corporation which may be issued pursuant to options which are currently exercisable, in each case at $35.00 in cash per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange
   Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: Not applicable.
FORM OR REGISTRATION NO.: Not applicable.
FILING PARTY: Not applicable.
DATE FILED: Not applicable.

                               Page 1 of   pages
                      The Exhibit Index appears on page 7
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     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Honeywell Acquisition Corp., a Delaware corporation (the
"Purchaser") and a wholly owned subsidiary of Honeywell Inc., a Delaware corporation ("Honeywell"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights", and together with the Common
Stock, the "Shares"), of Measurex Corporation, a Delaware corporation (the
"Company"), at $35.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 31,
1997 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1), and in the related Letter of Transmittal. a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Measurex Corporation and the address of its principal executive offices is One Results Way, Cupertino, California
95014.

     (b) The class of securities to which this Statement relates is the Common
Stock, par value $.01 per share (including the associated preferred share purchase rights), of the Company. The information set forth in the "Introduction" and Section 1, "Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6, "Price Range of the Shares;
Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d), (g) The information set forth in the "Introduction" and Section 9, "Certain Information Concerning Honeywell and the Purchaser" of the Offer to
Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of the Purchaser and Honeywell and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

     (e)-(f) During the last five years, none of the Purchaser or Honeywell or, to the best of the Purchaser's knowledge, any of the directors or executive officers of the Purchaser or Honeywell has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) Neither the Purchaser nor Honeywell, nor to the best of the knowledge of the Purchaser and Honeywell, any of the persons listed in Schedule
I of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred, or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Neither the Purchaser nor Honeywell, nor to the best of the knowledge of the Purchaser and Honeywell, any of the persons listed in Schedule
I of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

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

     (b) The information set forth in the "Introduction," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements" and
Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other
Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10, "Source and Amount of Funds" and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the "Introduction," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements," and Section 12, "Purpose of the Offer and the Merger; Plans for the Company;
Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 7, "Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in Section 9, "Certain Information
Concerning Honeywell and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
       THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction," Section 10, "Source and Amount of Funds," Section 11, "Background of the Offer; the Merger Agreement and
Certain Other Agreements," Section 12, "Purpose of the Offer and the Merger;
Plans for the Company; Other Matters" and Section 16, "Fees and Expenses" of the
Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 16, "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9, "Certain Information Concerning
Honeywell and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in the "Introduction," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements," and Section 12, "Purpose of the Offer and the Merger; Plans for the Company;
Other Matters" of the Offer to Purchase is incorporated herein by reference.
Except as described therein, there are no present or proposed material contracts, arrangements, understandings or relationships between the Purchaser or Honeywell, or to the best of the knowledge of the Purchaser and Honeywell, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

     (b)-(c) The information set forth in Section 15, "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

                                        3
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     (d) The information set forth in Section 7, "Effect of the Offer on the
Market for Shares; Stock Listing; Exchange Act Registration; Margin
Regulations," and Section 15, "Certain Legal Matters" of the Offer to Purchase
is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated January 31, 1997.

     (a)(2) Letter of Transmittal with respect to the Shares.

     (a)(3) Letter, dated January 31, 1997, from Bear, Stearns & Co. Inc. to
            Brokers, Dealers, Banks, Trust Companies and Other Nominees.

     (a)(4) Letter for use by Brokers, Dealers, Banks, Trust Companies and
            Nominees to their Clients.

     (a)(5) Notice of Guaranteed Delivery with respect to the Shares.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.

     (a)(7) Press Release jointly issued by Honeywell and the Company, dated
            January 27, 1997.

     (a)(8) Form of Summary Advertisement, dated January 31, 1997.

     (b)(1) Form of Credit Agreement and Existing Agreements with certain banks.

     (c)(1) Agreement and Plan of Merger, dated as of January 26, 1997, by and among Honeywell, the Purchaser and the Company.

     (c)(2) Employment Agreement, dated January 26, 1997, by and between
            Purchaser and David A. Bossen.

     (c)(3) Employment Agreement, dated January 26, 1997, by and between
            Purchaser and John Gingerich.

     (d)    None.

     (e)    Not applicable.

     (f)    None.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 1997                    HONEYWELL ACQUISITION CORP.

                                          By: /s/ Lawrence W. Stranghoener

                                            ------------------------------------
                                            Name: Lawrence W. Stranghoener
                                            Title: Vice President

                                        5
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 1997                    HONEYWELL INC.

                                          By: /s/ Lawrence W. Stranghoener

                                            ------------------------------------
                                            Name: Lawrence W. Stranghoener
                                            Title: Vice President, Business
                                              Development

                                        6
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                               INDEX TO EXHIBITS

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                                                                           SEQUENTIALLY
EXHIBIT                                                                      NUMBERED
NUMBER                               EXHIBIT                                   PAGE
-------                              -------                               ------------
 (a)(1)    Offer to Purchase, dated January 31, 1997.
 (a)(2)    Letter of Transmittal with respect to the Shares.
 (a)(3)    Letter, dated January 31, 1997, from Bear, Stearns & Co.
           Inc. to Brokers, Dealers, Banks, Trust Companies and
           Nominees.
 (a)(4)    Letter for use by Brokers, Dealers, Banks, Trust Companies
           and Nominees to their Clients.
 (a)(5)    Notice of Guaranteed Delivery with respect to the Shares.
 (a)(6)    Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
 (a)(7)    Press Release jointly issued by Honeywell and the Company, dated January 27, 1997.
 (a)(8)    Form of summary advertisement, dated January 31, 1997.
 (b)(1)    Form of Credit Agreement and Existing Agreements with
           certain banks.
 (c)(1)    Agreement and Plan of Merger, dated as of January 26, 1997, by and among Honeywell, the Purchaser and the Company.
 (c)(2)    Employment Agreement, dated January 26, 1997, by and between
           Purchaser and David A. Bossen.
 (c)(3)    Employment Agreement, dated January 26, 1997, by and between
           Purchaser and John Gingerich.

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